TANK SPORTS, INC.
10925 Schmidt Road
El Monte, California 91733
(626) 350-4039

October 28, 2008

Ms. Ta Tanisha Meadows
Staff Accountant
United States Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Reply Your Comment on
Tank Sports, Inc. Item 4.01 Form 8-K/A
Filed October 15, 2008
File No.000-51946

Dear Ms. Meadows,

We have received your comments on October 17, 2008 and have decided to file an 8-K/A to make all the revisions in regards. We will file this 8-K/A after this response letter.

Comment #1: Please revise to state whether UIAC’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles; and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. Refer to paragraph (a)(l)(ii) of Item 304 of Regulation S-K.
Response: We have revised our 8-K/A and specifically stated, “During the Company’s most recent two (2) fiscal years and subsequent interim period through October 2, 2008, there had been no report on the financial statements issued by UIAC.

Comment #2: Please note that you should file an updated letter from UIAC stating whether the firm agrees with the statements made in the amended filing and, if not, stating the respects in which the firm does not agree. Refer to items 304(a)(3)and 601(b)(16)

Response: We have requested our former accountant to write another letter after they reviewed the revised version. But we could not get hold of the officer. We were suggested by SEC officer to add the previous consent letter. Therefore, we added the letter from UIAC dated October 15, 2008 to Item 9.01, the list of exhibits and filed with this Form 8-K/A.

Comment #3: As previously requested, please provide a statement to us, in Writing, acknowledging that:
o	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
o	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from take any action with respect to the filing; and

o	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response:  Please see the following Tank Sports Management Acknowledgement.

Tank Sports Management Acknowledging:

We understand the company is fully responsible for the adequacy and accuracy of the disclosure in the file;

We understand the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

We understand the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Jiang Yong Ji
Jiang Yong Ji
Principal Executive Officer

Tank sports, Inc.